================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                               (AMENDMENT NO. 6)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                        AND ASSIGNEE INTERESTS THEREIN
                        (TITLE OF CLASS OF SECURITIES)

                                     NONE
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                             --------------------

                                 GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                             MICHAEL H. KERR, P.C.
                               KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                           CHICAGO, ILLINOIS  60601
                                (312) 861-2094

================================================================================

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership") on October 28, 1996, as amended by Amendment No. 1 on November 14, 1996, Amendment No. 2 on November 15, 1996, Amendment No. 3 on December 17, 1996, Amendment No. 4 on December 19, 1996 and Amendment No. 5 on January 9, 1997. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

 ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Statement is amended to add the following Exhibit:

(a)(5)   Press Release, dated January 10, 1997.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ARVIDA/JMB PARTNERS, L.P.


                                        By:  Arvida/JMB Managers, Inc.,
                                             -----------------------------------
                                             General Partner of the Partnership


                                        By:  /s/ Judd D. Malkin
                                             -----------------------------------
                                             Name:  Judd D. Malkin
                                             Title:  Chairman

Dated:  January 10, 1997

                                       3



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                                 EXHIBIT INDEX
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EXHIBIT                                                                     PAGE
NUMBER                              DESCRIPTION                              NO.
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

(a)(5)     Press Release dated January 10, 1997.


                                EXHIBIT (a)(5)

     FOR IMMEDIATE RELEASE                      Media Contact: B. Joseph Vincent
     Friday, January 10, 1997                                     (561) 392-2300


                          ARVIDA/JMB PARTNERS, L.P.
                           ANNOUNCES DISTRIBUTION

     BOCA RATON, January 10, 1997 -- Arvida/JMB Partners, L.P. announced today that it will distribute approximately $25 million, or $60 per Interest, out of cash flow from the profitable operations of the Partnership for the year ended December 31, 1996.

     The distribution of $60 per Interest will be made to Interestholders at the end of February 1997. The Partnership's performance has been better than anticipated over the last several months and the Partnership has exceeded its 1996 revenue projections. This enables the Partnership both to reduce the amount due under its existing credit facilities and to make the distribution to Interestholders.

     Arvida is one of the nation's largest residential real estate developers. Its developments include Weston in Broward County, FL; Broken Sound in Boca Raton, FL; Arvida's Grand Bay on Longboat Key, FL; River Hills in Tampa, FL; Jacksonville Golf and Country Club in Jacksonville, FL; and Cullasaja Club in Highlands, NC.



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